UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 11)*

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100
(CUSIP NUMBER)

John D. Gottwald William M. Gottwald Floyd D. Gottwald, Jr. c/o John D. Gottwald Westham Partners 9030 Stony Point Parkway, Suite 170 Richmond, Virginia 23235 Telephone No. 804-560-6961
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Jay Clayton Janet Geldzahler Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone No. 212-558-4000

February 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 894650 100	13D	Page 2 of 21

1	NAMES OF REPORTING PERSON

John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,980,849
	8	SHARED VOTING POWER

2,916,181
	9	SOLE DISPOSITIVE POWER

1,980,849
	10	SHARED DISPOSITIVE POWER

2,916,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,897,030
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 894650 100	13D	Page 3 of 21

1	NAMES OF REPORTING PERSON

William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

62,213
	8	SHARED VOTING POWER

2,648,528
	9	SOLE DISPOSITIVE POWER

62,213
	10	SHARED DISPOSITIVE POWER

2,648,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,710,741
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 894650 100	13D	Page 4 of 21

1	NAMES OF REPORTING PERSON

Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,265,395
	8	SHARED VOTING POWER

123,965
	9	SOLE DISPOSITIVE POWER

2,265,395
	10	SHARED DISPOSITIVE POWER

123,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,360
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

* Amendment No. 11 amends and supplements Amendment Nos. 1 through 10 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”), as well as the Schedule 13D filed by Floyd D. Gottwald, Jr. on January 21, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 10, none of John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. has acquired additional shares of Common Stock except, in the case of John D. Gottwald and William M. Gottwald, acquisitions pursuant to quarterly awards under the Issuer’s director compensation program.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

On February 19, 2014, John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. entered into an agreement (the “Agreement”) with the Issuer concerning the addition of three additional directors to the Issuer’s board, the composition of Issuer board committees and the chairman of the Issuer’s board, as well as the actions to be taken by the Strategic Finance and Nominating and Governance Committees of the Issuer’s board.  The Agreement also provides that the shareholder rights plan will be terminated.  In the Agreement, the Gottwalds agreed, subject to certain exceptions, until the passage of the deadline for the nomination of directors at the 2015 annual meeting, not to take certain actions, including with respect to the election of directors, the solicitation of proxies, the formation of groups with other shareholders, the acquisition of additional shares in excess of the total of the shares currently owned by the Gottwalds, 1% of the outstanding stock and shares granted to directors, and the making of public proposals with respect to extraordinary transactions involving the Issuer.  Subject to certain exceptions, the Gottwalds agreed to vote their shares for the nominees proposed by the Issuer’s board at the 2014 and 2015 annual meetings of shareholders.  The Agreement will terminate following the conclusion of the 2015 annual meeting of shareholders.  The Agreement is attached hereto as Exhibit 1 and incorporated herein by reference and the foregoing description is qualified in its entirety by reference to Exhibit 1.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 7,354,800 shares1
Percentage of Class Owned: 22.8%

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote – 4,308,457

(ii)	shared power to vote or to direct the vote – 3,046,343

(iii)	sole power to dispose of or to direct the disposition of – 4,308,457

(iv)	shared power to dispose of or to direct the disposition of – 3,046,343

(c)
There have been no transactions by John D. Gottwald, William M. Gottwald or Floyd D. Gottwald, Jr. in the past 60 days involving shares of the Issuer’s Common Stock, except that each of John D. Gottwald and William M. Gottwald received 490 shares on December 31, 2013 in

_______________
1 This does not include 90,000 shares held by the John D. Gottwald Family Trust, the trustee of which is James Gottwald, the brother of John D. Gottwald and William M. Gottwald, or any shares held by the adult children of John D. Gottwald and William M. Gottwald who do not live with their fathers, which shares aggregate less than 1%. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

director quarterly grants, and 17,916 shares held in trusts for which John D. Gottwald and/or William M. Gottwald served as trustees were distributed to the beneficiaries of the trusts at year end 2013.

(d)
Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,041,708 of the shares described in Items 5(b)(ii) and (iv). However, none of any such person’s individual interest relates to more than five percent of the class of securities for which this Form is filed.

Item 6.	Material to be Filed as Exhibits.

Exhibit 1	Agreement among John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. and Tredegar Corporation, dated February 19, 2014.

Exhibit 2	Agreement among Floyd D. Gottwald Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 11 to the Schedule 13D.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2014

/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

EXHIBIT INDEX

Exhibit 1	Agreement among John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. and Tredegar Corporation, dated February 19, 2014.

Exhibit 2	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 11 to the Schedule 13D.